                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------
                              AMENDMENT NO. 2 TO
                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(D)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                  SCHEDULE 13D
                            -----------------------
                           LONE STAR INDUSTRIES, INC.
                           (Name of Subject Company)

                            LEVEL ACQUISITION CORP.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                         DYCKERHOFF AKTIENGESELLSCHAFT
                                   (Bidders)

            COMMON STOCK,
      PAR VALUE $1.00 PER SHARE                          COMMON STOCK
   (Including the Associated Rights                    PURCHASE WARRANTS
        to purchase Common Stock)
     (Title of Class of Securities)              (Title of Class of Securities)
           542290 408                                    542290 11
 (CUSIP Number of Class of Securities)     (CUSIP Number of Class of Securities)

                                 DR. PETER ROHDE
                                  PETER STEINER
                          DYCKERHOFF AKTIENGESELLSCHAFT
                              BIEBRICHER STRASSE 69
                            65203 WIESBADEN, GERMANY
                                 49 (0611) 676-0

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                with a copy to:

                                THOMAS A. RALPH
                               WILLIAM G. LAWLOR
                                PETER D. CRIPPS
                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 994-4000
                               __________________
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                                  TENDER OFFER

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed September 3, 1999 and the Schedule 13D filed September 3, 1999 (together, as amended and supplemented, the "Schedule 14D-1") relating to the offer by Level Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Dyckerhoff Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Parent"), to purchase (i) all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Lone Star Industries, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase common stock issued pursuant to the Rights Agreement, dated as of November 10, 1994 by and between the Company and Chemical Bank, as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest thereon, and (ii) all of the outstanding Common Stock Purchase Warrants of the Company (the "Warrants"), each representing the right to purchase two Shares at an exercise price of $18.75 per Warrant (or $9.375 per Share), issued pursuant to the Warrant Agreement dated as of April 13, 1994 between the Company and Chemical Bank, as Warrant Agent, for $81.25 per Warrant, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 1999 (the "Offer to Purchase"), and in the related Letters of Transmittal, (the Offer to Purchase and the Letters of Transmittal, as amended or supplemented from time to time, together constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

     The Schedule 14D-1 is hereby amended and supplemented as follows:

     ITEM 6 Interest in Securities of the Subject Company.

     At 12:00 midnight, New York City time, on October 1, 1999 the Offer expired. Based on preliminary information provided by the Depositary, approximately 18,834,857 Shares and approximately 2,629,413 Warrants (together representing approximately 96.6% of the Fully Diluted Shares) were validly tendered and not withdrawn pursuant to the Offer, including Shares and Warrants tendered pursuant to notices of guaranteed delivery. The Purchaser has accepted for payment all such Shares at the purchase price of $50.00 per Share, net to the seller in cash, and all such Warrants at the purchase price of $81.25 per Warrant, net to the seller in cash.

     ITEM 10 Additional Information.

     On October 2, 1999, Parent issued a press release announcing the expiration of the Offer. The full text of the press release is attached hereto as Exhibit
(a)(11) and is incorporated herein by reference.

     ITEM 11  Material to be Filed as Exhibits.

(a)(11) Press Release dated October 2, 1999.
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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 1999


                              DYCKERHOFF AKTIENGESELLSCHAFT

                              By:  /s/ Peter Steiner
                                   -----------------
                                   Name:  Peter Steiner
                                   Title: Chief Financial Officer

                              By:  /s/ Luis Rauch
                                   -----------------
                                   Name:  Luis Rauch
                                   Title: Treasurer


                              LEVEL ACQUISITION CORP.

                              By:  /s/ Felix Pardo
                                   -----------------
                                   Name:  Felix Pardo
                                   Title: President, Treasurer and Secretary

                               INDEX TO EXHIBITS


EXHIBIT
-------

(a)(1)  Offer to Purchase, dated September 3, 1999.*

(a)(2)  Letter of Transmittal to Tender Shares of Common Stock.*

(a)(3)  Letter of Transmittal to Tender Warrants to Purchase Common Stock.*

(a)(4)  Notice of Guaranteed Delivery.*

(a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8)  Press Release dated September 2, 1999.*

(a)(9)  Summary Advertisement.*

(a)(10) Press Release dated September 16, 1999.*

(a)(11) Press Release dated October 2, 1999.

(b)(1) Term Loan Facilities Agreement, dated as of September 1, 1999, by and among Parent, Purchaser, Deutsche Bank AG and Dresdner Bank AG.*

(c)(1) Agreement and Plan of Merger, dated as of September 2, 1999, by and among Parent, Purchaser and the Company.*

(c)(2) Confidentiality Agreement, dated as of July 8, 1999, by and among Parent, Dyckerhoff, Inc. and the Company.*

(c)(3) Tender Agreement, dated as of September 2, 1999, by and among Parent, Purchaser and certain stockholders of the Company.*

(d)     None.

(e)     Not applicable.

(f)     None.

*       Previously filed.